BIONEUTRAL GROUP, INC.
211 Warren Street
Newark, New Jersey  07103

April 12, 2011

VIA EDGAR

Andrew D. Mew
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BioNeutral Group, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2010
Filed February 15, 2011
File No. 333-149235

Dear Mr. Mew:

We acknowledge receipt of the letter of comment, dated March 30, 2011, from the Division of Corporation Finance (the “Comment Letter”) with regard to the above-captioned matters.  We are in the process of preparing our response to the Comment Letter.  However, as we have recently changed our Chief Financial Advisor, we require additional time to complete our response.  We expect to provide the requested information by Friday, April 22, 2011.

If you have any questions, please feel free to contact our outside counsel, Robert H. Friedman at (212) 451-2220 or Jason S. Saltsberg at (212) 451-2320.

Sincerely,

/s/ Stephen Browand

Stephen Browand
President and Chief Executive Officer

cc:           Robert H. Friedman, Esq.,
Olshan Grundman Frome Rosenzweig & Wolosky LLP